UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Partner Communications Company Ltd.

(Name of Issuer)

Ordinary Shares (par value New Israeli Shekel 0.01)

(Title of Class of Securities)

70211M109

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. 70211M109	13G	Page 2 of 21 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matav-Cable Systems Media Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 9,668,370 (see Item 4) (Matav-Cable Systems Media Ltd. may be deemed to have the shared power to vote 9,668,370 shares through its wholly-owned subsidiary, Matav Investments Ltd.)
	7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER

 9,668,370 (see Item 4) (Matav-Cable Systems Media Ltd. may be deemed to have the shared power to dispose of 13,494,539 shares through its wholly-owned subsidiary,
Matav Investments Ltd.)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,668,370 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.29% (see Item 4)
12	TYPE OF REPORTING PERSON CO

CUSIP No. 70211M109	13G	Page 3 of 21 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dankner Investments Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6	SHARED VOTING POWER

 -0- (see Item 4) (Dankner Investments Ltd. may be
 deemed to have the shared power to vote 9,668,370 shares by reason of its 40.69% shareholding interest in Matav-Cable Systems Media Ltd. and its being a party to the Matav Shareholders Agreement in relation to shares held by it in Matav-Cable Systems Media Ltd.)
	7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER

 -0- (see Item 4) (Dankner Investments Ltd. may be deemed
 to have the shared power to dispose of 9,668,370 shares by reason of its 40.69%
 shareholding interest in Matav-Cable Systems Media Ltd. and its being a party to the Matav Shareholders Agreement in relation to shares held by it in Matav-Cable
Systems Media Ltd.)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0- (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 -0- (see Item 4)
12	TYPE OF REPORTING PERSON CO

CUSIP No. 70211M109	13G	Page 4 of 21 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Abraham Dankner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6	SHARED VOTING POWER

 -0- (see Item 4) (Abraham Dankner may be deemed to have
 shared power to vote 9,668,370 shares by reason of his being a party to the
 Dankner Shareholders Agreement in relation to shares held by him in Dankner
Investments Ltd.)
	7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER

 -0- (see Item 4) (Abraham Dankner may be deemed to
 have the shared power to dispose of 9,668,370 shares by reason of his being a party to the Dankner Shareholders Agreement in relation to shares held by him in
Dankner Investments Ltd.)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0- (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 -0- (see Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 70211M109	13G	Page 5 of 21 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Dankner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6	SHARED VOTING POWER

 -0- (see Item 4) (David Dankner may be deemed to have the shared power to vote 9,668,370 shares by reason of his being a party to the Dankner
 Shareholders Agreement in relation to shares held by him in Dankner
Investments Ltd.)
	7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER

 -0- (see Item 4) (David Dankner may be deemed to have the shared power to dispose of 9,668,370 shares by reason of his being a party to the Dankner Shareholders Agreement in relation to shares held by him in Dankner Investments Ltd.)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 -0- (see Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 70211M109	13G	Page 6 of 21 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shmuel Dankner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6	SHARED VOTING POWER

 -0- (see Item 4) (Shmuel Dankner may be deemed to have the
 shared power to vote 9,668,370 shares by reason of his being a party to the Dankner
 Shareholders Agreement in relation to shares held by him in Dankner Investments
Ltd.)
	7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER

 -0- (see Item 4) (Shmuel Dankner may be deemed to have
 the shared power to dispose of 9,668,370 shares by reason of his being a party to the Dankner Shareholders Agreement in relation to shares held by him in Dankner
Investments Ltd.)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 -0- (see Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 70211M109	13G	Page 7 of 21 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Leah Dankner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6	SHARED VOTING POWER

 -0- (see Item 4) (Leah Dankner may be deemed to have the shared power to vote 9,668,370 shares by reason of her being a party to the Dankner
 Shareholders Agreement in relation to shares held by her in Dankner
Investments Ltd.)
	7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER

 -0- (see Item 4) (Leah Dankner may be deemed to have the shared power to dispose of 9,668,370 shares by reason of her being a party to the Dankner Shareholders
Agreement in relation to shares held by her in Dankner Investments Ltd.)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 -0- (see Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 70211M109	13G	Page 8 of 21 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Orli Mor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6	SHARED VOTING POWER

 -0- (see Item 4) (Orli Mor may be deemed to have the shared power to vote 9,668,370 shares by reason of her being a party to the Dankner Shareholders Agreement in relation to shares held by her in Dankner Investments Ltd.)
	7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER

 -0- (see Item 4) (Orli Mor may be deemed to have the shared power to dispose of
 9,668,370 shares by reason of her being a party to the Dankner Shareholders Agreement in relation to shares held by her in Dankner Investments Ltd.)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 -0- (see Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 70211M109	13G	Page 9 of 21 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rachel Elran
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6	SHARED VOTING POWER

 -0- (see Item 4) (Rachel Elran may be deemed to have the shared power to vote 9,668,370 shares by reason of her being a party to the Dankner Shareholders Agreement in relation to shares held by her in Dankner Investments Ltd.)
	7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER

 -0- (see Item 4) (Rachel Elran may be deemed to have the shared power to dispose of
 9,668,370 shares by reason of her being a party to the Dankner Shareholders Agreement in relation to shares held by her in Dankner Investments Ltd.)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 -0- (see Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 70211M109	13G	Page 10 of 21 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dani Dankner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 27,495
6	SHARED VOTING POWER

 -0- (see Item 4) (Dani Dankner may be deemed to have the shared power to vote 9,668,370 shares by reason of his being a party to the Dankner Shareholders Agreement in relation to shares held by him in Dankner Investments Ltd.)
	7	SOLE DISPOSITIVE POWER 27,495
8	SHARED DISPOSITIVE POWER

 -0- (see Item 4) (Dani Dankner may be deemed to have the shared power to dispose of 9,668,370 shares by reason of his being a party to the Dankner Shareholders Agreement in relation to shares held by him in Dankner Investments Ltd.)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,495 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.01% (see Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 70211M109	13G	Page 11 of 21 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dori Dankner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6	SHARED VOTING POWER

 -0- (see Item 4) (Dori Dankner may be deemed to have the shared power to vote 9,668,370 shares by reason of his being a party to the Dankner Shareholders Agreement in relation to shares held by him in Dankner Investments Ltd.)
	7	SOLE DISPOSITIVE POWER -0 -
8	SHARED DISPOSITIVE POWER

 -0- (see Item 4) (Dori Dankner may be deemed to have the shared power to dispose of
 9,668,370 shares by reason of his being a party to the Dankner Shareholders Agreement in relation to shares held by him in Dankner Investments Ltd.)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% (see Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 70211M109	13G	Page 12 of 21 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gadi Dankner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6	SHARED VOTING POWER

 -0- (see Item 4) (GAdi Dankner may be deemed to have the shared power to vote 9,668,370 shares by reason of his being a party to the Dankner Shareholders Agreement in relation to shares held by him in Dankner Investments Ltd.)
	7	SOLE DISPOSITIVE POWER - 0 -
8	SHARED DISPOSITIVE POWER

 -0- (see Item 4) (Gadi Dankner may be deemed to have the shared power to dispose of
 9,668,370 shares by reason of his being a party to the Dankner Shareholders Agreement in relation to shares held by him in Dankner Investments Ltd.)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% see Item 4)
12	TYPE OF REPORTING PERSON IN

Item 1(a). Name of Issuer

        This statement constitutes Amendment No. 2 to Schedule 13G (the “Schedule 13G”) file with the Securities and Exchange Commission on February 14, 2003 by Matav-Cable Systems Media Ltd. (“Matav-Cable Systems”), Dankner Investments Ltd. (“Dankner Investments”) and the Dankner Family Members (as defined below) in connection with their respective ownership of the Ordinary Shares, par value NIS 0.01 per share, (the “Ordinary Shares”) of Partner Communications Company Ltd. (the “Issuer” or the “Company”) and amends and supplements the Schedule 13G as provided herein.

Item 1(b). Address of Issuer’s Principal Executive Offices:

Item 1(b) of the Schedule 13G is amended to read in its entirety as follows:

        8 Amal Street, Afeq Industrial Park Rosh Ha’ayin, 48103, Israel

Item 2(a). Name of Person Filing:

Items 2(a) through (e) of the Schedule 13G are amended to read in their entirety as follows:

        This Schedule is filed by (i) Matav-Cable Systems, (ii) Dankner Investments and (iii) Abraham Dankner, (iv) David Dankner, (v) Shmuel Dankner, (vi) Leah Dankner, (vii) Orli Mor, (viii) Rachel Elran, (ix) Dani Dankner (x) Dori Dankner (xi) and Gadi Dankner (collectively, the “Dankner Family Members”). Such parties are referred to herein as the “Reporting Parties.” Any disclosures made herein with respect to persons other than the Reporting Parties are made upon information and belief.

        FOR DANKNER FAMILY MEMBERS:

        Dankner Investments is controlled by members of the Dankner and Gineo families, who collectively hold approximately 88.08% of Dankner Investments’ issued share capital. The Dankner Family Members who hold shares in Dankner Investments directly and through members of their immediate families and companies under their control are Abraham Dankner (7.69%), David Dankner (11.79%), Shmuel Dankner (10.08%), Leah Dankner (18.18%), Orli Mor (5.35%), and Rachel Elran (5.37%), and a joint account owned by the aforementioned parties as a group (29.62%). Members of the Dankner and Gineo families, including the Dankner Family Members, are parties to the shareholders agreement in relation to Dankner Investments (“Dankner Shareholders’ Agreement”), concerning the voting of part of their respective shares in Dankner Investments in coordination with the other parties to the agreement. Pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to the extent a “group” is deemed to exist by virtue of the Dankner Shareholders’ Agreement, each of the Dankner Family Members would be deemed to be the beneficial owner, for the purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the Ordinary Shares of the Company beneficially owned by the other parties to the Dankner Shareholders’ Agreement. The filing of this Schedule shall not be construed as an admission, for the purposes of Section 13(d), Section 13(g) or Regulation 13D-G under the Exchange Act nor for any other purpose or under any other provision of the Exchange Act or the rules promulgated thereunder that the Dankner Family Members are the beneficial owner of any Ordinary Shares owned by any other party to the Dankner Shareholders’ Agreement.

        FOR DANKNER INVESTMENTS:

        Dankner Investments is a publicly held company, whose securities are registered on the Tel-Aviv Stock Exchange.

        Dankner Investments owns 40.69% of Matav-Cable Systems a company quoted on Nasdaq and listed on the Tel-Aviv Stock Exchange. The other major shareholders of Matav-Cable Systems are Ma’ariv Modiin Publishing House Ltd. (15.09% of the ordinary shares of Matav-Cable Systems), its directors (as a group, 12.04% of the ordinary shares of Matav-Cable Systems), Bank Leumi Le-Israel Group, by funds and trust funds (6.35% of the ordinary shares of Matav-Cable Systems), Bank Hapoalim Group, by funds and trust funds (5.62% of the ordinary shares of Matav-Cable Systems) and the remaining 20.86% of the ordinary shares of Matav-Cable Systems are held by the public. Dankner Investments is party to a shareholders agreement in relation to Matav-Cable Systems, dated October 18, 1993 (“Matav Shareholders’ Agreement”) together with Mr. Hanania Gibstein, Ma’ariv Electronics’ Communications, Mr. Eli Cheifetz, Mr Shimon Cheifetz and Dr. Zvi Dinstein. Pursuant to the Matav Shareholders’ Agreement, the various shareholders in Matav-Cable Systems agreed to vote their respective shares in a manner that would enable each of such shareholders to appoint a number of directors to Matav-Cable Systems board of directors in proportion to each of such shareholder’s holdings in Matav-Cable Systems as compared with the holdings of all parties to the Matav Shareholders’ Agreement. The Matav Shareholders’ Agreement also grants each shareholder a first refusal right to acquire the shares of a shareholder who offers his shares to a third party or a shareholder who offers more than 15% of his cumulative shareholdings (as of October 19, 1993) in a transaction effected through the Tel Aviv Stock Exchange. The Matav Shareholders’ Agreement remains in force as to a party so long as such party holds at least 25% of the number of shares in Matav-Cable Systems held by such shareholder on October 19, 1993.

        Pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to the extent a “group” is deemed to exist by virtue of the Matav Shareholders’ Agreement, Dankner Investments would be deemed to be the beneficial owner, for the purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the Ordinary Shares of the Company beneficially owned by the other parties to the Matav Shareholders’ Agreement. The filing of this Schedule shall not be construed as an admission, for the purposes of Section 13(d), Section 13(g) or Regulation 13D-G under the Exchange Act nor for any other purpose or under any other provision of the Exchange Act or the rules promulgated thereunder that Dankner Investments is the beneficial owner of any Ordinary Shares owned by any other party to the Matav Shareholders’ Agreement.

        In July 2002, the parties to the Matav Shareholders Agreement entered into an agreement amending the Matav Shareholders Agreement (the “Amendment”). Under the Amendment, Ma’ariv ceased to be a party to the Matav Shareholders Agreement and has no right or obligation with connection to the Matav Shareholders Agreement or the Amendment. In Addition, pursuant to the Amendment, if Cheifetz shall not have a right to nominate a director to the Board of Directors of Matav, on account of the number of Original Shares held by him, the parties shall act to nominate a director to the Board of Directors of Matav designated by Cheifetz, provided that the number of Original Shares held by Cheifetz shall be at least 60% of the number of Original Shares required in order to have a right to nominate one director of Matav. Dankner Investments shall not be obligated to act according to the above, if as a result the number of directors of Matav nominated by Dankner Investments shall not constitute the majority of directors of Matav (the director designated by Cheifetz shall not be considered a director nominated by Dankner Investments).

        On January 19, 2004, Dankner Investments and Delek signed an agreement, pursuant to which: (1) Delek will purchase from Dankner Investments 5,433,685 Ordinary Shares, which constitutes approximately 17.99% of the outstanding Ordinary Shares, in consideration for approximately $43,500,000 (approximately $8.00 per Ordinary Share), and (ii) Dankner Investments will grant to Delek an option, exercisable within two years, to purchase from Dankner Investments an additional 604,078 Ordinary Shares, which constitutes approximately 2% of the outstanding Ordinary Shares, at the same price per share in the sale transaction (together, the “Transaction”). In addition, Delek agreed to provide a loan to Dankner Investments in the amount of approximately $4,800,000 for a period of up to two years. The Transaction is subject to the fulfillment of a number of conditions, including the approval of the Israeli Ministry of Communications and the Cable Council, to the extent required.

        FOR MATAV-CABLE SYSTEMS:

        Matav-Cable Systems Media Ltd. owns 5.29% of the Ordinary Shares of the Company indirectly through its wholly-owned subsidiary, Matav Investments. Matav Investments owns 5.29% of the Ordinary Shares of the Company directly.

Item 2(b). Address of Principal Business Office or, if None, Residence:

        The principal business or residential addresses of the entities referred to in this filing are as follows:

(i)	Matav-Cable Systems:	42 Pinkas Street
North Industrial Area,
Netanya, Israel 42134

(ii)	Dankner Investments:	7 Menachem Begin Street,
Ramat Gan, Israel

(iii)	Abraham Dankner:	53 Denya Street,
Haifa, Israel

(iv)	David Dankner:	32 Sweden Street,
Haifa, Israel

(v)	Shmuel Dankner:	8 Hasahaf Street,
Jaffa, Israel

(vi)	Leah Dankner:	24 A Beiyar Street,
Tel Aviv, Israel

(vii)	Orli Mor:	56 Sweden Street,
Haifa, Israel

(viii)	Rachel Elran:	50 Sweden Street
Haifa, Israel

(ix)	Dani Dankner:	Salt Company Neighborhood,
Atlit, Israel 30300

(ix)	Dori Dankner:	3 Yiftach Street,
Ramat Hasharon, Israel

(x)	Gadi Dankner	8 Pa'amoni Street
Tel Aviv, Israel

Item 2(c). Place of Organization or Citizenship:

(i)	Matav-Cable Systems:	Israel

(ii)	Dankner Investments:	Israel

(iii)	Abraham Dankner:	Israeli

(iv)	David Dankner:	Israeli

(v)	Shmuel Dankner:	Israeli

(vi)	Leah Dankner:	Israeli

(vii)	Orli Mor:	Israeli

(viii)	Rachel Elran:	Israeli

(ix)	Dani Dankner:	Israeli

(ix)	Dori Dankner:	Israeli

(x)	Gadi Dankner	Israeli

Item 2(d). Title of Class of Securities

        Ordinary Shares par value NIS 0.01 per share.

Item 2(e). CUSIP Number:

         70211M109 (for American Depositary Shares only)

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

         N/A

Item 4. Ownership

Item 4 of the Schedule 13G is amended to read in its entirety as follows:

For Matav-Cable Systems:

(a)	Amount beneficially owned: 9,668,370 Ordinary Shares

(b)	Percent of class: 5.29%

(c)	As described above in Item 2(a), Matav-Cable Systems owns indirectly through its wholly-owned subsidiary, Matav Investments, 5.29% of the Ordinary Shares of the Company.

For Dankner Investments:

(a)	Amount beneficially owned: -0- Ordinary Shares

(b)	Percent of class: 0%

(c)	As described above in Item 2(a), Dankner Investments may be deemed to own indirectly through its 40.69% shareholding in Matav-Cable Systems and its being a party to the Matav Shareholder’s Agreement, 5.29% of the Ordinary Shares of the Company.

For Abraham Dankner:

(a)	Amount beneficially owned: -0- Ordinary Shares

(b)	Percent of class: 0%

(c)	As described above in Item 2(a), Abraham Dankner may be deemed to own indirectly through his being a party to the Dankner Shareholders’ Agreement, 5.29% of the Ordinary Shares of the Company.

For David Dankner:

(a)	Amount beneficially owned: -0- Ordinary Shares

(b)	Percent of class: 0%

(c)	David Dankner may be deemed to own indirectly 5.29% of the Ordinary Shares of the Company, through his direct holding of 0.05% of the Ordinary Shares of Matav-Cable Systems and, as described above in Item 2(a), through his being a party to the Dankner Shareholders’ Agreement.

For Shmuel Dankner:

(a)	Amount beneficially owned: -0- Ordinary Shares

(b)	Percent of class: 0%

(c)	As described above in Item 2(a), Shmuel Dankner may be deemed to own indirectly through his being a party to the Dankner Shareholders’ Agreement, 5.29% of the Ordinary Shares of the Company.

For Leah Dankner:

(a)	Amount beneficially owned: -0- Ordinary Shares

(b)	Percent of class: 0%

(c)	Leah Dankner may be deemed to own indirectly 5.29% of the Ordinary Shares of the Company, through her direct holding of 0.6% of the Ordinary Shares of Matav-Cable Systems and, as described above in Item 2(a), through her being a party to the Dankner Shareholders’ Agreement.

For Orli Mor and Rachel Elran:

(a)	Amount beneficially owned: -0- Ordinary Shares

(b)	Percent of class: 0%

(c)	As described above in Item 2(a), Orli Mor and Rachel Elran each may be deemed to own indirectly through their being a party to the Dankner Shareholders’ Agreement, 5.29% of the Ordinary Shares of the Company.

For Dani Dankner:

(a)	Amount beneficially owned: 27,495 Ordinary Shares

(b)	Percent of class: 0.015%

(c)	Dani Dankner has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, 27,495 Ordinary Shares of the Company. In addition, as described above in Item 2(a), Dani Dankner may be deemed to own indirectly through his being party to the Dankner Shareholders’ Agreement, 5.29% of the Ordinary Shares of the Company.

For Dori Dankner:

(a)	Amount beneficially owned -0- Ordinary Shares

(b)	Percent of class: -0-%

(c)	As described above in Item 2(a), Dori Dankner and Rachel Elran each may be deemed to own indirectly through their being a party to the Dankner Shareholders’ Agreement, 5.29% of the Ordinary Shares of the Company.

For Gadi Dankner:

(a)	Amount beneficially owned -0- Ordinary Shares

(b)	Percent of class:-0-%

(c)	As described above in Item 2(a), Gadi Dankner and Rachel Elran each may be deemed to own indirectly through their being a party to the Dankner Shareholders’ Agreement, 5.29% of the Ordinary Shares of the Company.

Item 5. Ownership of Five Percent or Less of a Class

         N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         N/A

Item 8. Identification and Classification of Members of the Group

         N/A

Item 9. Notice of Dissolution of Group

         N/A

Item 10. Certification

         N/A

Appendix A

         Joint Filing Agreement

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February___, 2004

MATAV-CABLE SYSTEMS MEDIA LTD. —————————————— Name: Meir Serbernik Title: Director	DANKNER INVESTMENTS LTD. —————————————— Name: Meir Serbernik Title: Director

—————————————— Name: Dori Dankner Title: Director	—————————————— Name: Avi Hochman Title: Chief Financial Officer

—————————————— ABRAHAM DANKNER	—————————————— DAVID DANKNER

—————————————— SHMUEL DANKNER	—————————————— LEAH DANKNER

—————————————— ORLI MOR	—————————————— RACHEL ELRAN

—————————————— DANI DANKNER	—————————————— DORI DANKNER

—————————————— GADI DANKNER

APPENDIX A

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D or Schedule 13G (including any amendments thereto) with respect to the Ordinary Shares of Partner Communications Company Ltd. and further agree that this Joint Filing Agreement be included as an appendix to such joint filing. Each party to this Joint Filing Agreement expressly authorizes each other party to file on its behalf any and all amendments to such Statement. In evidence thereof, the undersigned parties hereby execute this Agreement this ____th day of February, 2004.

MATAV-CABLE SYSTEMS MEDIA LTD. —————————————— Name: Meir Serbernik Title: Director	DANKNER INVESTMENTS LTD. —————————————— Name: Meir Serbernik Title: Director

—————————————— Name: Dori Dankner Title: Director	—————————————— Name: Avi Hochman Title: Chief Financial Officer

—————————————— ABRAHAM DANKNER	—————————————— DAVID DANKNER

—————————————— SHMUEL DANKNER	—————————————— LEAH DANKNER

—————————————— ORLI MOR	—————————————— RACHEL ELRAN

—————————————— DANI DANKNER	—————————————— DORI DANKNER

—————————————— GADI DANKNER